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UNILEVER ANNOUNCES NEW CFO

UNILEVER PLC

Released 07:01:06 26 October 2023

RNS Number : 3839R
Unilever PLC
26 October 2023

Unilever announces new Chief Financial Officer

Unilever today announced Fernando Fernandez as its new Chief Financial Officer after a thorough internal and external search process.

Fernando, currently President of Unilever's Beauty & Wellbeing Business Group, will replace Graeme Pitkethly, who announced his decision to retire from the company earlier this year. Fernando's appointment is effective from 1 January 2024, and he will join the Board with effect from this date.

Prior to his current role running one of Unilever's fastest growing Business Groups, Fernando was responsible for Unilever's business in Latin America. This followed a successful period leading Unilever Brazil between 2011 and 2019. Earlier in his career, he led Unilever Philippines and, before that, Unilever's Global Hair Care category.

Hein Schumacher, CEO, said: "Fernando has had a very impressive track record throughout his Unilever career, in a variety of financial, marketing and general management roles. His deep financial and business experience, strategic acumen and leadership qualities will be critical in helping to drive the step-up in Unilever's performance that we are all determined to deliver. I look forward to working with him to deliver the action plan we have set out today to drive our growth and realise our potential."

Unilever today also announced other changes to its Unilever Leadership Executive.

- Priya Nair, currently Chief Marketing Officer Beauty & Wellbeing, has been appointed President Beauty & Wellbeing, replacing Fernando.
- Hanneke Faber, President Nutrition, has decided to leave Unilever to take on a new opportunity externally. Hanneke's replacement will be announced in due course.
- Matt Close, President Ice Cream, has decided to leave Unilever at the end of 2023 after a distinguished 31-year career with the company.
- Peter ter Kulve, currently President Home Care, has been appointed President Ice Cream.
- Eduardo Campanella, currently Chief Marketing Officer Home Care, has been appointed President Home Care.
- Esi Eggleston Bracey, General Manager Personal Care North America and Head of Country US, has been appointed to the new role of Chief Growth and Marketing Officer.

Hein added: "I would like to extend my deep gratitude to Hanneke and Matt for their excellent, distinguished service to Unilever, and I wish them the very best in their future endeavours.

"Priya, Esi and Edu represent part of an exceptional generation of Unilever leaders who combine world class marketing skills with frontline experience. I am delighted they will join the Unilever Leadership Executive, and that Peter, one of Unilever's most experienced operators, has agreed to return to Ice Cream - where he has enjoyed such success in the past."

Unilever confirms there is no further information to be disclosed under the requirements of LR 9.6.13R of the UK Listing Rules in relation to Fernando Fernandez's appointment. Details regarding Fernando Fernandez's remuneration arrangements are set out below.

Notes to editors

As a result of these changes, from 1 January 2024, the ULE will comprise:

- Chief Executive Officer, Hein Schumacher
- Chief Financial Officer, Fernando Fernandez
- Business Group President Beauty & Wellbeing, Priya Nair
- Business Group President, Personal Care, Fabian Garcia
- Business Group President Home Care, Eduardo Campanella
- Business Group President Nutrition, to be announced
- Business Group President Ice Cream, Peter ter Kulve
- Chief Growth and Marketing Officer, Esi Eggleston Bracey
- Chief Business Operations and Supply Chain Officer, Reginaldo Ecclissato
- President South Asia and CEO & Managing Director Hindustan Unilever, Rohit Jawa
- Chief People and Transformation Officer, Nitin Paranjpe
- Chief Research & Development Officer, Richard Slater
- Chief Legal Officer and Company Secretary, Maria Varsellona

CFO Remuneration

Fernando will receive annual fixed pay of €1.175mm, be eligible to receive annual bonus and Performance Share Plan awards, and relocation support, all in line with Unilever's existing remuneration policy. His target total compensation puts him around median of our pay benchmarking group.

Graeme Pitkethly leaving arrangements

Graeme will step down from the Board on 31 December 2023 but will remain a Unilever employee until 31st May 2024, to support an orderly transition.

Full details will be disclosed in the Directors' Remuneration Report within the Annual Report and Accounts as required going forward.

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